Commission File No.: 333-121474
Date Filed: February 16, 2005

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SB-2/A-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Star Energy Corporation

(Name of small business issuer in its charter)

Nevada	1311	87-0643634
(State of jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1403 East 900 South, Salt Lake City, Utah 84105 (801) 582-9609
(Address, including zip code and telephone number, of registrant's principal executive offices)

Peter Stumpf
920 Sierra Vista Drive, C#10, Las Vegas, Nevada 89109 (702) 866-2378
(Name, address and telephone number of agent for service)

Approximate date of public registration of securities: As soon as practicable after this registration statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________________________.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________________________.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________________________.

If the delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.[ ]

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount of securities to be registered (1)	Dollar Amount to be registered	Proposed maximum offering price per share (2)	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock	6,312,500 shares	$104,341	$0.017	$104,341	$12.63

(1). The shares to be registered may be offered for sale and sold from time to time subsequent to the date on which this registration statement remains effective, by or for the accounts of the selling security holders.

(2). Estimated solely for purposes of determining the filing fee pursuant to Rule 457(o) of the Securities Act.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Registration Statement dated February 16, 2005

STAR ENERGY CORPORATION

6,312,500 shares of common stock

The Offering:

	Per Share	Total
Offering Price	$ 0.017	$ 104,341
Proceeds to Star Energy	$ 0.00	$ 0.00
Offering Expenses[1]	$ 0.002	$ 10,000

[1] Offering Expenses include legal, accounting, printing and related costs incurred in connection with this offering.

Star Energy Corporation, a Nevada corporation is an independent natural gas producer engaged in the business of natural gas exploration, production and sale. We are registering a total of 6,312,500 shares of common stock for resale on behalf of our shareholders as identified in pages 11 through 13. The shares to be registered constitute 100% of our issued and outstanding stock as of February 16, 2005. We will not receive any of the proceeds from the sale of the shares by the selling shareholders.

No public market for the securities offered currently exits.

This offering represents a registration of our issued and outstanding shares on behalf of the shareholders of Star Energy Corporation. Owning our common stock involves a high degree of risk and the securities offered hereby are highly speculative. SEE “RISK FACTORS” BEGINNING ON PAGE 5 TO READ ABOUT RISKS. *You should carefully consider these risks in holding shares of common stock.*

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this registration statement. Any representation to the contrary is a criminal offence.

The information in this registration statement is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This registration statement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is permitted.

Inside front cover of registration statement

STAR ENERGY CORPORATION

TABLE OF CONTENTS

SUMMARY OF SELECTED FINANCIAL DATA
STATEMENT OF OPERATIONS DATA

	Three Months Ended September 30, 2004	Nine Months Ended September 30, 2004	Twelve Months Ended December 31, 2003	Twelve Months Ended December 31, 2002
Revenue				
Net Sales	$ 11,117	$ 33,107	$ 25,505	$ -
Cost of Sales	4,052	12,775	8,675	-
Gross Profit	7,065	20,332	16,830	-
Depletion and Amortization Expense	1,525	4,575	3,000	-
General and Administrative Expense	3,027	11,892	6,327	3,945
Operating Profit (Loss)	2,513	3,865	7,503	(3,945)
Other Income (Expense)	**-**	**-**	**-**	**-**
Net Profit (Loss)	$ 2,513	3,865	7,503	(3,945)

BALANCE SHEET DATA

	Three Months Ended September 30, 2004	Nine Months Ended September 30, 2004	Twelve Months Ended December 31, 2003	Twelve Months Ended December 31, 2002
Current Assets	22,971	22,971	17,068	4
Working Capital Equity (Deficit)	19,916	19,916	11,431	(8,636)
Total Assets	107,396	107,396	106,068	4
Total Liabilities	5,100	5,100	7,637	8,640
Stockholder Equity (Deficit)	$ 102,296	$ 102,296	$ 98,431	$ (8,636)
Net Income (Loss) Per Common Share-Basic and Diluted	$ -	$ -	$ -	$ -
Weighted Average Number of Common Shares Outstanding- Basic and Diluted	6,313,000	6,313,000	6,107,000	1,313,000

RISK FACTORS

BUSINESS RISKS

NATURAL GAS PRICES ARE VOLATILE. ANY SUBSTANTIAL DECREASE IN PRICES COULD ADVERSELY AFFECT OUR FINANCIAL RESULTS.

Star's future financial condition, results of operations and the carrying value of its natural gas properties depend primarily upon the prices it receives for natural gas production. Natural gas prices historically have been volatile and are likely to continue to be volatile in the future. Star's cash flow from operations is highly dependent on the prices that it receives for natural gas. This price volatility also affects the amount of Star's cash flow available for capital expenditures and its ability to borrow money or raise additional capital. The prices for natural gas are subject to a variety of additional factors that are beyond Star's control. These factors include:

- the level of consumer demand for natural gas;
- the domestic supply of natural gas;
- domestic governmental regulations and taxes;
- the price and availability of alternative fuel sources;
- weather conditions;
- market uncertainty;

These factors and the volatility of the energy markets generally make it extremely difficult to predict future natural gas price movements with any certainty. Declines in natural gas prices would not only reduce revenue, but could reduce the amount of natural gas that Star can produce economically and, as a result, could have a material adverse effect on its financial condition, results of operations and reserves. Should the natural gas industry experience significant price declines, Star may, among other things, be unable to meet its financial obligations.

STAR COULD INCUR A WRITE-DOWN OF THE CARRYING VALUES OF OUR PROPERTIES IN THE FUTURE DEPENDING ON NATURAL GAS PRICES, WHICH COULD NEGATIVELY IMPACT OUR INCOME.

Securities and Exchange Commission ("Commission") accounting rules require Star to review the carrying value of its gas properties on a quarterly basis for possible write-down or impairment. Under these rules, capitalized costs of proven reserves may not exceed a ceiling calculated at the present value of estimated future net revenues from those proven reserves, determined using a 10% per year discount and unescalated prices in effect as of the end of each fiscal quarter (PV-10 Value). Capital costs in excess of the ceiling must be permanently written down. The changes in natural gas prices have a significant impact on Star's PV-10 Value, and thus a decline in prices could cause a write-down which would negatively affect its net income.

STAR'S RESERVES, PRODUCTION AND FUTURE NET CASH FLOW IS BASED ON A CONCLUSION OF REASONABLE CERTAINTY SUPPORTED BY GEOLOGICAL, ENGINEERING AND PRODUCTION DATA.

Star's proven gas reserves are the aggregate sum of estimated quantities of natural gas and natural gas liquids supported by geological information, engineering data and actual production that indicate a reasonable certainty that would induce reliance on the resultant figures. Star relies upon available data that indicates certain assumptions, such as decline rates, recovery factors, reservoir limits, recovery mechanisms and volumetric estimates. Existing economic and operating conditions such as product prices, operating costs, production methods, recovery techniques, transportation, marketing arrangements, ownership and regulatory requirements, impact reserve evaluations at the date of estimate. Further, the Commission requires that reserves include a 10% discount factor for reporting purposes, which may not necessarily represent the most appropriate discount factor, given actual interest rates and risks to which Star's business or the natural gas industry in general are subject. Any significant inaccuracies in these interpretations or assumptions or changes of conditions could cause the quantities and net present value of Star's reserves to be overstated. The reserve data included in this registration statement and other documents incorporated by reference represent estimates of reserves based upon the foregoing factors. You should not assume that the present values referred to in this registration statement and other documents incorporated by reference represent the current market value of Star's estimated natural gas reserves. In accordance with requirements of the Commission, the estimates of present values are based on prices and costs as of the date of the estimates. Actual future prices and costs may be materially higher or lower than the prices and costs as of the date of the estimate.

STAR'S FUTURE PERFORMANCE DEPENDS UPON ITS ABILITY TO FIND OR ACQUIRE ADDITIONAL NATURAL GAS RESERVES THAT ARE ECONOMICALLY RECOVERABLE.

Unless Star successfully replaces the reserves that it produces, the defined reserves will decline, resulting in a decrease in natural gas production and lower revenues and cash flows from operations. Star has historically obtained reserves through acquisitions. Star may not be able to replace reserves at acceptable costs. The business of exploring for, developing or acquiring reserves is capital intensive. Star may not be able to make the necessary capital investment to maintain or expand its natural gas reserves if cash flows from operations are reduced, due to lower natural gas prices or otherwise, or if external sources of capital become limited or unavailable. Should Star not continue to make significant capital expenditures, or if its outside capital resources become limited, Star may not be able to maintain our current production rates. Further, Star's drilling activities, should Star embark on an exploratory program, are subject to numerous risks, including the risk that no commercially productive natural gas reserves will be encountered. Exploratory drilling involves more risk than development drilling because exploratory drilling is designed to test formations for which proved reserves have not been discovered.

STAR'S FAILURE, IN THE LONG TERM, TO COMPLETE FUTURE ACQUISITIONS SUCCESSFULLY COULD REDUCE ITS PRODUCTION.

Acquisitions are an essential part of our long-term growth strategy, and therefore Star's ability to acquire additional properties on favorable terms is critical to its long-term growth. There is intense competition for acquisition opportunities in the oil and gas industry. The level of competition varies depending on numerous factors. Depending on conditions in the acquisition market, it may be difficult or impossible for Star to identify properties for acquisition or it may not be able to make acquisitions on terms that Star considers economically acceptable. Competition for acquisitions may increase the cost of, or cause Star to refrain from, completing acquisitions. Star's strategy of completing acquisitions is dependent upon, among other things, its ability to obtain debt and equity financing and, in some cases, regulatory approvals. Star's ability to pursue its long-term growth strategy may be hindered if we are not able to obtain financing or regulatory approvals. The inability to manage the integration of acquisitions effectively could reduce Star's focus on subsequent acquisitions and current operations, which, in turn, could negatively impact the company's income. Star's financial position and results of operations may fluctuate significantly from period to period, based on whether or not significant acquisitions are completed in particular periods.

THERE ARE RISKS IN ACQUIRING OIL AND NATURAL GAS PROPERTIES.

Star's long-term business strategy includes growing its reserve base through acquisitions. Star is continually identifying and evaluating acquisition opportunities. However, the prospective size of acquisitions, together with the inherent difficulty in evaluating acquired properties and forecasting reserves, may result in Star's inability to achieve or maintain targeted production levels. In that case, Star's ability to realize the total economic benefit from an acquisition may be reduced or eliminated. The acquisition of oil and gas properties involves uncertainties and requires an assessment of several factors, including recoverable reserves, future oil and gas prices, operating costs, potential environmental and other liabilities and other factors beyond Star's control. These assessments are necessarily inexact, and it is generally not possible to review in detail every individual property involved in an acquisition. Star generally assumes pre-closing liabilities and often is not entitled to contractual indemnification for pre-closing liabilities, including environmental liabilities. Star has acquired interests in properties on an "as is" basis with limited or no remedies for breaches of representations and warranties. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploration projects. Star cannot assure you that any prospective acquisitions will achieve desired profitability objectives. Star may assume cleanup or reclamation obligations in connection with these acquisitions, and the scope and cost of these obligations may ultimately be materially greater than estimated at the time of the acquisition. Acquisitions may involve a number of other special risks, including:

- diversion of management attention from existing operations;
- unexpected losses of key employees, customers and suppliers of the acquired business;
- conforming the financial, technological and management standards, processes, procedures and controls of the acquisitions with those of Star's existing operations; and
- increasing the scope, geographic diversity and complexity of Star's operations.

OIL AND NATURAL GAS DRILLING AND PRODUCING OPERATIONS INVOLVE VARIOUS RISKS.

Drilling activities are subject to many risks, including the risk that no commercially productive reservoirs will be discovered. There can be no assurance that any new wells drilled by Star will be productive or that Star will recover all or any portion of its investment in such wells. Drilling for oil and natural gas may involve unprofitable efforts, not only from dry wells, but also from wells that are productive but do not produce sufficient net reserves to return a profit after deducting drilling, operating and other costs. The seismic data and other technologies Star uses do not allow it to know conclusively prior to drilling a well that oil or natural gas is present or may be produced economically. The cost of drilling, completing and operating a well is often uncertain, and cost factors can adversely affect the economics of a project. Further, Star's drilling operations may be curtailed, delayed or canceled as a result of numerous factors, including:

- unexpected drilling conditions;
- title problems;
- pressure or irregularities in formations;
- equipment failures or accidents;
- adverse weather conditions;
- compliance with environmental and other governmental requirements; and
- cost of, or shortages or delays in the availability of, drilling rigs, equipment and services.

Star's operations are subject to all the risks normally incident to the operation and development of oil and natural gas properties and the drilling of oil and natural gas wells, including encountering well blowouts, cratering and explosions, pipe failure, fires, formations with abnormal pressures, uncontrollable flows of oil, natural gas, brine or well fluids, release of contaminants into the environment and other environmental hazards and risks. The nature of these risks is such that some liabilities including environmental fines and penalties could exceed Star's ability to pay for the damages. Star could incur significant costs that could have a material adverse effect upon its financial condition due to these risks.

STAR IS SUBJECT TO COMPLEX FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS THAT COULD ADVERSELY AFFECT ITS BUSINESS.

Exploration for and development, exploitation, production and sale of oil and natural gas in the United States is subject to extensive federal, state and local laws and regulations, including complex tax laws and environmental laws and regulations. Existing laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations could harm Star's business, results of operations and financial condition. Star may be required to make large expenditures to comply with environmental and other governmental regulations. Matters subject to regulation include oil and gas production and saltwater disposal operations and Star's processing, handling and disposal of hazardous materials, such as hydrocarbons and naturally occurring radioactive materials, discharge permits for drilling operations, spacing of wells, environmental protection, reports concerning operations, and taxation. Under these laws and regulations, Star could be liable for personal injuries, property damage, oil spills, discharge of hazardous materials, reclamation costs, remediation, clean-up costs and other environmental damages.

SHORTAGES OF OIL FIELD EQUIPMENT, SERVICES AND QUALIFIED PERSONNEL COULD REDUCE STAR'S CASH FLOW AND ADVERSELY AFFECT RESULTS OF OPERATIONS.

The demand for qualified and experienced field personnel to drill wells and conduct field operations, geologists, geophysicists, engineers and other professionals in the oil and natural gas industry can fluctuate significantly, often in correlation with oil and natural gas prices, causing periodic shortages. There have also been shortages of drilling rigs and other equipment, as demand for rigs and equipment has increased along with the number of wells being drilled. These factors also cause significant increases in costs for equipment, services and personnel. Higher oil and natural gas prices generally stimulate increased demand and result in increased prices for drilling rigs, crews and associated supplies, equipment and services. Star cannot be certain when or if it will experience these issues and these types of shortages or price increases which could significantly decrease Star's profit margin, cash flow and operating results on any particular well or restrict its ability to drill additional wells.

THE RESULTS OF STAR'S OPERATIONS WHOLLY DEPEND ON THE PRODUCTION AND MAINTENANCE EFFORTS OF LEWIS PETRO PROPERTIES, INC.

The operation and maintenance of Star's natural gas operations is wholly dependent on an independent local operator, Lewis Petro Properties, Inc. ("Lewis"). While the services provided by Lewis in the past have proven adequate for the successful operation of Star's natural gas wells, the fact that Star is dependent on operations of a third party to produce revenue from its natural gas assets could restrict its ability to generate a net profit on operations.

STAR HAS NO PUBLIC TRADING MARKET FOR ITS COMMON STOCK, SO YOU MAY BE UNABLE TO SELL YOUR SHARES, OR SHOULD A PUBLIC TRADING MARKET DEVELOP, THE MARKET PRICE COULD DECLINE BELOW THE AMOUNT YOU PAID FOR YOUR INVESTMENT.

Star has no public trading market for its common stock, and we cannot represent to you that a market will ever develop. Should a public trading market for our stock not develop, it will be very difficult, if not impossible, for you to resell your shares in a manner that will allow you to recover, or realize a gain on, your investment. Even if a public trading market does develop, the market price could decline below the amount you paid for your investment.

STAR'S SHAREHOLDERS MAY FACE SIGNIFICANT RESTRICTIONS ON THE SALE OF THEIR STOCK DUE TO THE FEDERAL REGULATION OF PENNY STOCKS.

Star's stock differs from many stocks, in that it is a "penny stock." The Commission has adopted a number of rules to regulate "penny stocks." These rules include, but are not limited to, Rules 3a5l-l, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6 and 15g-7 under the Securities and Exchange Act of 1934, as amended. Since our securities constitute a "penny stock" within the meaning of the rules, the rules would apply to Star and its securities. The rules may further affect the ability of owners of Star's shares to sell their securities in any market that may develop for them. There may be a limited market for penny stocks, due to the regulatory burdens on broker-dealers. The market among dealers may not be active. Investors in penny stock often are unable to sell stock back to the dealer that sold them the stock. The mark-ups or commissions charged by the broker-dealers may be greater than any profit a seller may make. Because of large dealer spreads, investors may be unable to sell the stock immediately back to the dealer at the same price the dealer sold the stock to the investor. In some cases, the stock may fall quickly in value. Investors may be unable to reap any profit from any sale of the stock, if they can sell it at all.

Shareholders should be aware that, according to Commission Release No. 34- 29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. These patterns include:

- control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;
- manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;
- "boiler room" practices involving high pressure sales tactics and unrealistic price projections by inexperienced sales persons;
- excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and
- the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses.

USE OF PROCEEDS

All proceeds from the sale of the common shares by the selling security holders will go to the selling security holders who offer and sell their shares. Star will not receive any proceeds from the sale of the common shares by the selling security holders.

DETERMINATION OF OFFERING PRICE

No trading market for the shares offered on behalf of the selling security holders exists as of the date of this offering. Consequently, the aggregate offering price of the shares of $104,341, calculated as $0.017 per share for the 6,312,500 shares to be registered was estimated solely for purposes of determining the filing fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended ("Securities Act"). The offering price should not be regarded as an indicator of any future market value for our securities.

SELLING SECURITY HOLDERS

Star proposes to register 6,312,500 common shares for sale by the selling security holders. The shares to be registered would constitute 100% of our issued and outstanding common shares as of February 16, 2005.

Star believes that each selling security holder possesses sole voting and investment power with respect to all of the shares of common stock owned by such person, subject to community property laws where applicable.

Based on information provided to us by each selling security holder, the following table shows, as of February 16, 2005:

- the name of the selling security holder;

- position, or other material relationship with Star;

- the number of shares owned by the selling security holders, being the number of shares being registered for sale under this registration statement as of February 16, 2005;

- percentage of shares owned by selling security holders in excess of 1% of issued and outstanding.

NAME	POSITION OR MATERIAL RELATIONSHIP	NUMBER OF SHARES	PERCENTAGE OF SHARES IN EXCESS OF 1%
Yesoshua Adot	None	100	-
Y. Alperowitz	None	100	-
Y. Angyalfi	None	100	-
S. Arkush	None	100	-
Mordechai Avtzon	None	100	-
Yitzchok Axelrod	None	100	-
Gertude Bastedo	None	320,000	5.1%
Shemuel Bekerman	None	100	-
R. Bernstein	None	100	-
Ann Campbell	None	5,000	-
Fraser Campbell	None	5,000	-
Glencora Campbell	None	5,000	-
Hugh Campbell	None	5,000	-
Rowan Campbell	None	5,000	-
Ruairidh Campbell	Officer, Director	600,000	9.5%
Scott Campbell	None	5,000	-
Sean Campbell	None	5,000	-
Summer Campbell	None	5,000	-
A. Carlebach	None	100	-
Avrohom Cohen	None	100	-
Uri Cohen	None	100	-
S. Cowen	None	100	-
Francisco Santos Da Silva	None	310,000	4.9%
Valentina Carvalho Soares De Jesus	None	280,000	4.4%
Susanne Doise	None	280,000	4.4%
Nissan D. Dubov	None	100	-
P. Efune	None	100	-
Pinchus Feldman	None	100	-
Roni Fleisch	None	100	-
Udo Fourne	None	290,000	4.6%
Schneuir Garelik	None	100	-
Yoinnosson Golomb	None	100	-
Schneiur Goodman	None	100	-
Y. Gordon	None	100	-
E. Gorelick	None	100	-
Moshe Greenberg	None	100	-
Yitzchok Groner	None	100	-
Shmuel Gruzman	None	100	-
Shmuel Gruewicz	None	100	-
Yisrael Haber	None	100	-
Meir Halperin	None	100	-
Y. Hecht	None	100	-
Y. Hertz	None	100	-
C. Jacobs	None	100	-
Dovid Jaffe	None	100	-
Carmen Jeffrey	None	310,000	4.9%
Rick Jeffrey	None	270,000	4.3%

NAME	POSITION OR MATERIAL RELATIONSHIP	NUMBER OF SHARES	PERCENTAGE OF SHARES IN EXCESS OF 1%
Simshon Jurkowicz	None	100	-
Aharon Karniel	None	100	-
M. Katz	None	100	-
Avrohom Kievman	None	100	-
Chananya Kurkus	None	100	-
Ivan Lach	None	5,000	-
P. Landes	None	100	-
Mordechai Laufer	None	100	-
James Gordon Levalley	None	270,000	4.3%
Boruch Lesches	None	100	-
Shmuel Lew	None	100	-
Carlos Eduardo Da Silva Lima	None	320,000	5.1%
Ben Tzyon	None	100	-
N. Lowenthal	None	100	-
Sadya Matof	None	100	-
Alexander Mueller	None	320,000	5.1%
Dovid Lieb Myhill	None	100	-
Natal Investments, Ltd.	None	100	-
Natan Oirechman	None	100	-
Shmuel Omer	None	100	-
Nafi Onat	Officer, Director	5,000	-
M. Popack	None	100	-
Herschel Rader	None	100	-
Mendel Raskin	None	100	-
Denise Redford	None	104,000	1.6%
Michael Redford	None	300,000	4.8%
Kristi Robertson	None	250,000	4.0%
Robert Robertson	None	300,000	4.8%
Yisrael Rosenfield	None	100	-
Yehuda Rubin	None	100	-
Susan Santage	None	1,000	-
Aharon Schapiro	None	100	-
Nochum Schapiro	None	100	-
Yaakov Schemulevitz	None	100	-
Kevin Schillo	None	400	-
Schlomo Segal	None	100	-
Aharon Serebranski	None	100	-
Menachem Shusterman	None	100	-
Y. Shusterman	None	100	-
Lea Lima Soares	None	260,000	4.1%
Januz Sobolewski	None	280,000	4.4%
Levi Sudak	None	100	-
A. Sufrin	None	100	-
K. Thomas	None	100	-
Yaakov Turnhaim	None	100	-
Chaim Tzadok	None	100	-
Pinchos Tzarfati	None	100	-

NAMES	POSITION OR MATERIAL RELATIONSHP	NUMBER OF SHARES	PERCENTAGE OF SHARES IN EXCESS OF 1%
Y. Ulman	None	100	-
Eliezer Veiner	None	100	-
Schlomo Wainer	None	100	-
Ortwin Walla	None	250,000	4.0%
Gerd Weidl	None	300,000	4.8%
P. Woolstone	None	100	-
Yitzchok Yadgar	None	100	-
Shimon Yardeni	None	100	-
Wolfgang Zagel	None	300,000	4.8%
Birgit Zagel	None	290,000	4.6%

PLAN OF DISTRIBUTION

Star is registering a total of 6,312,500 shares of common stock for resale on behalf of its shareholders. The selling security holders named in the table above or pledges, donees, transferees or other successors in interest selling shares received from a named selling security holder as a gift, partnership distribution or other non-sale-related transfer after the effective date of this registration statement may sell the shares from time to time. Registration of the common stock does not mean, however, that the common stock will be offered or sold. The selling security holders may also decide not to sell all or any of the shares they are allowed to sell under this registration statement.

The selling security holders will act independently of Star in making any decision with respect to the timing, manner and size of each sale. The sales may be made in negotiated transactions as no public market currently exists for shares of Star's common stock.

Should a public market for Star's common stock develop, sales could be made in the over the counter market or otherwise, at prices related to the then current market price. The selling security holders could effect such transactions by selling the shares to or through broker-dealers by one or more of, or a combination of, the following mechanisms:

- a block trade in which the broker-dealer so engaged attempts to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,
- purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this registration statement,
- an exchange distribution in accordance with the rules of such exchange,
- ordinary brokerage transactions and transactions in which the broker solicits purchasers, and
- in privately negotiated transactions.

Star will file one or more post-effective amendments to this registration statement as required, to include any additional or changed material information pertinent to this plan of distribution. Further, Star's obligations will include, to the extent required by Rule 424(b) of the Securities Act, that Star file a supplement to this registration statement upon being notified by a selling security holder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker-dealer. Such supplement will disclose:

- the name of each such selling shareholder and the participating broker-dealer,
- the number of shares involved,
- the price at which such shares were sold,
- the commissions paid or discounts or concessions allowed to such broker-dealer,   where applicable,
- that such broker-dealer did not conduct any investigation to verify the information set out or incorporated by reference in this registration statement, and
- other facts material to the transaction.

The selling security holders could enter into hedging transactions with broker-dealers in connection with distributions of Star's common stock or otherwise. Pursuant to such transactions, broker-dealers could engage in short sales of the shares in the course of hedging the positions they assume with selling security holders. The selling security holders could also sell shares short and redeliver Star common stock to close out such short positions. The selling security holders could enter into an option or other transactions with broker-dealers which require the delivery to the broker-dealer of Star common stock. The broker-dealer could then resell or otherwise transfer such shares pursuant to this registration statement. The selling security holders could also loan or pledge the shares to a broker-dealer. The broker-dealer may sell Star common stock so loaned, or upon default the broker-dealer may sell the pledged shares pursuant to this registration statement.

Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling security holders. Broker-dealers or agents may also receive compensation from the purchasers of Star's common stock for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with Star's common stock.

Selling security holders, broker-dealers and agents may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act in connection with the sale of the shares. Accordingly, any commission, discount or concession received by them and any profit on the resale of our common stock purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Since the selling security holders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling security holders will be subject to the registration statement delivery requirements of the Securities Act. Further, any securities covered by this registration statement which qualify for sale pursuant to Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than pursuant to this registration statement.

The selling security holders have advised Star that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. No underwriter or coordinating broker is acting in connection with the proposed sale of shares by the selling security holders.

Should a public market develop, Star's common stock will be sold only through registered or licensed brokers if required under applicable state securities laws. Further, in certain states, Star's common stock can not be sold unless registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and met.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of Star common stock may not simultaneously engage in market making activities with respect to Star shares for a period of two business days prior to the commencement of such distribution. Further each selling security holder will be subject to the applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions limit the timing of purchases and sales of shares of Star common stock by the selling security holders. Star will make copies of this registration statement available to the selling security holders and have informed them of the need for delivery of copies of this registration statement to purchasers at or prior to the time of any sale of Star's common stock.

Star will bear all costs, expenses and fees in connection with the registration of its common stock. The selling security holders will bear all commissions and discounts, if any, attributable to the sales of shares. The selling security holders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

LEGAL PROCEEDINGS

Star is not a party to any pending legal proceeding or litigation and the Galvan Ranch property is not the subject of a pending legal proceeding. Further, our officers and directors know of no legal proceedings against us or our property contemplated by any governmental authority.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth the name, age and position of each director and executive officer of Star:

NAME	AGE	POSITION
Dr. Nafi Onat	58	Chief Executive Officer, Director
Ruairidh Campbell	41	Chief Financial Officer, Director

Dr. Nafi Onat

On November 25, 2002, Dr. Nafi Onat was appointed as an officer and director of Star. He estimates that he spends approximately five hours per month on Star's business and will continue to do so over the next twelve months. Dr. Onat will serve until the next annual general meeting of Star's shareholders and his successor is elected and qualified. Thereafter, directors will be elected for one year-terms at the annual shareholders meetings. Officers hold their positions at the pleasure of the board of directors, absent any employment agreement.

Dr. Onat graduated from the Middle East Technical University with a Bachelor of Science and Master of Science Degree in Petroleum Engineering and subsequently from the Colorado School of Mines with a Doctorate in Petroleum Engineering. Dr. Nafi's experience includes the position of manager of operations for Wenner Petroleum Corporation, a Denver, Colorado based oil and gas producer from 1979 to 1988 and was an employee of Resource Services International, a petroleum engineering consulting firm, located in Denver, Colorado from 1998 to 1997. Since 1997, Dr. Onat has provided consulting services through his own consulting firm, Sure Engineering, LLC. providing consultation on domestic and international coal bed methane projects, reserve calculations, well completions and production optimization.

<u>Ruairidh Campbell</u>

On December 10, 1999, Mr. Campbell was elected as an officer and director of Star. He estimates that he spends approximately ten percent of his time, approximately 5 hours per week, on Star's business and will continue to do so over the next twelve months. He also has significant responsibilities with other companies, as detailed in the following paragraph. He will serve until the next annual meeting of Star's shareholders and his successor is elected and qualified. Thereafter, directors will be elected for one-year terms at the annual shareholders meeting. Officers will their positions at the pleasure of the board of directors, absent any employment agreement.

Mr. Campbell graduated from the University of Texas at Austin with a Bachelor of Arts in History and then from the University of Utah College of Law with a Juris Doctorate with an emphasis in corporate law, including securities and taxation. During the past five years he has been an officer and director of several public companies: Allied Resources, Inc., an oil and gas development company from June 1998 to present (chief executive officer, chief financial officer, director), Montana Mining Corp., a mineral exploration company from December 1999 to present (chief executive officer, chief financial officer and director), InvestNet, Inc. formerly a mineral resource exploration company from February 2000 to March 2004(chief executive officer and chief financial officer from February 2000 to December 2003, director from February 2000 to March 2004), WWA Group, Inc. (formerly known as NovaMed, Inc.), an international industrial equipment auction company (formerly a manufacturer of medical devices) from April 1995 to August 2003 (chief executive officer, chief financial officer, director), Secured Data, Inc. (formally known as EnterNet, Inc.) an inactive company (formerly known as EnterNet, Inc., an internet retailer of vitamin products from February 2000 to July 2001 (chief executive officer, chief financial officer, director) and Hard Creek Nickel, Ltd.(formerly known as Canadian Metals Exploration Ltd., formerly known as Bren-Mar Resources, Ltd.) a mineral exploration company from April 1995 to May 2001 (chief executive officer, chief financial officer, director).

No other persons are expected to make any significant contributions to Star who are not executive officers or directors of Star.

Board of Directors Committees

The board of directors has not yet established an audit committee or a compensation committee. An audit committee typically reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the recommendations and performance of independent auditors, the scope of the annual audits, fees to be paid to the independent auditors, and internal accounting and financial control policies and procedures. Certain stock exchanges currently require companies to adopt formal written charter that establishes an audit committee that specifies the scope of an audit committee's responsibilities and the means by which it carries out those responsibilities. In order to be listed on any of these exchanges, Star would be required to establish an audit committee.

The board of directors has not yet established a compensation committee.

Directors currently are not reimbursed for out-of-pocket costs incurred in attending meetings and no director receives any compensation for services rendered as a director. Star does not believe that it will adopt a provision for compensating directors in the future.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of February 16, 2005 the number and percentage of outstanding shares of common stock which, according to the information supplied to Star, that were beneficially owned by (i) each current director of Star, (ii) each current executive officer of Star, (iii) all current directors and executive officers of Star as a group, and (iv) each person who, to the knowledge of Star, is the beneficial owner of more than 5% of Star's outstanding common stock. Except as otherwise indicated, the persons named in the table below have sole voting and dispositive power with respect to all shares beneficially owned, subject to community property laws (where applicable).

Title of Class	Name And Address of Beneficial Owner	Amount And Nature of Beneficial Ownership	Percent of Class
Common Stock	Dr. Nafi Onat, chief executive officer and director 8268 S. Jasmine Court Englewood, Colorado 80112	5,000	<1%
Common Stock	Ruairidh Campbell, chief financial officer and director 3310 Werner Avenue Austin, Texas 78722	600,000	9.5%
Common Stock	All Executive Officers and Directors as a Group	605,000	9.5%

DESCRIPTION OF SECURITIES

The following description of our capital stock is a summary of the material terms of our capital stock. This summary is subject to and qualified in its entirety by Star's articles of incorporation and bylaws, and by the applicable provisions of Nevada law.

The authorized capital stock of Star consists of 50,000,000 shares: 45,000,000 shares of common stock having a par value of $0.001 per share, of which 6,312,500 are issued and outstanding, and 5,000,000 shares of preferred stock having a par value of $0.001 per share, of which no shares are issued and outstanding. The preferred stock has only been authorized in the articles of incorporation, which allows the board of directors to designate the dividend, voting, conversion and liquidation rights or preferences of any class of preferred stock. However, the board of directors has never designated any class or series of preferred stock, nor has it ever set forth any description or designation of the rights or preferences of the preferred stock. The articles of incorporation do not permit cumulative voting for the election of directors, and shareholders do not have any preemptive or subscription rights to purchase shares in any future issuance of Star's common stock. There are no options, warrants or other instruments convertible into shares outstanding.

The holders of shares of common stock of Star do not have cumulative voting rights in connection with the election of the board of directors, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of Star's directors. Each holder of common stock is entitled to one vote for each share owned of record on all matters voted for by security holders.

The holders of shares of common stock are entitled to dividends, out of funds legally available therefor, when and as declared by the board of directors. The board of directors has never declared a dividend and does not anticipate declaring a dividend in the future. In the event of liquidation, dissolution or winding up of the affairs of our business, shareholders are entitled to receive, ratably, the net assets of Star after payment of all creditors.

All of the issued and outstanding shares of common stock are duly authorized, validly issued, fully paid, and non-assessable. To the extent that additional shares of Star's common stock are issued, the relative interests of existing shareholders may be diluted.

INTEREST OF NAMED EXPERTS AND COUNSEL

No expert or counsel whose services were used in the preparation of this Form SB-2 was hired on a contingent basis or will receive a direct or indirect interest in Star.

Legal Matters

The validity of the shares of common stock offered hereby will be passed upon for Star by Gerald Einhorn, Esq.

Experts

The audited financial statements of Star as of December 31, 2003 and December 31, 2002, prepared by Jones Simkins, P.C., Certified Public Accountants, our independent auditors, as stated in their reports appearing herein have been included in this registration statement in reliance upon the reports and review of Jones Simkins, P.C. given their authority as experts in accounting and auditing.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Star's articles of incorporation provide that it will indemnify its officers and directors to the full extent permitted by Nevada state law. Star's bylaws provide that it will indemnify and hold harmless each person who was, is or is threatened to be made a party to or is otherwise involved in any threatened proceedings by reason of the fact that he or she is or was a director or officer of Star or is or was serving at the request of Star as a director, officer, partner, trustee, employee, or agent of another entity, against all losses, claims, damages, liabilities and expenses actually and reasonably incurred or suffered in connection with such proceeding.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification is asserted by such director, officer or controlling person, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue, unless the indemnification claim is for expenses incurred by one of the registrant's directors, officers or controlling persons in the successful defense of any action, suit or proceeding.

DESCRIPTION OF BUSINESS

General

Star is an independent natural gas producer involved in the exploration, development, production and sale of natural gas derived from its interest in eight gas producing wells from eight separate parcels of land located on the Galvan Ranch in Webb County, Texas.

Star currently realizes production from a total of eight gas wells each with a 15% working interest and a 12% net revenue interest. The eight wells are on eight separate parcels of land spread over 680 acres of the Galvan Ranch. Depth of the producing intervals varies from 5,800 feet to 6,800 feet within the Olmos sand reservoir. The producing interval within the Olmos sand reservoir where Star's wells are located has an average thickness ranging from 75 to 100 feet with an average porosity ranging from 10 to 14%.

Star prefers operating in Texas due to the relatively inexpensive drilling and completion operations, and the absence of poisonous gas often associated with oil and gas production. Recovery from producing wells is consistently evaluated, and cost efficient work-over methods are often considered to improve the performance of the wells.

Star's interests in its wells are maintained and operated by Lewis Petro Properties, Inc. ("Lewis"), a local operator, under the terms of an Operating Agreement. Lewis maintains a varying interest in each of Star's wells.

The terms of the Operating Agreement grant to Lewis the exclusive right to conduct operations in respect to Star's interests in its wells in exchange for a monthly operating fee for each well and any other costs incurred in the normal operation of the wells. Title to all machinery, equipment or other property attached to the wells under the Operating Agreement belongs to each party in proportion to its interest in each well, as does any amount recovered as the result of salvaging machinery or equipment from the wells. Under the Operating Agreement, Lewis is permitted to make capital expenditures without notifying Star of the expense up to $25,000. Amounts to be spent over that amount require that notice be provided by Lewis to Star. Should Star wish to drill an additional well on the property under lease, it is required to notice all owners of the lease as to its intent to drill and notice the option to participate in new drilling. Should other owners choose not to participate in the drilling costs, Star is entitled to recoup three hundred percent of the costs incurred in drilling the well from production before reverting to its minority interest in the lease. Abandonment of wells must be approved by the party holding a majority interest in the well to be abandoned.

Prior to drilling any new wells, a geological review of the prospective area would be made by Star in cooperation with Lewis to determine the potential for additional gas reserves. Star's management and consultants would then review available geophysical data (generally seismic and gravity data) to further evaluate the area. After the evaluation of the geophysical data, if the target appears to contain significant accumulations of oil or gas, Star would then consider the economic feasibility of drilling the target. Significant accumulations of oil or gas do not guarantee economic recovery since a profitable well depends on many factors such as how much it costs to drill and complete a certain well in a certain area, how close the well is to a pipeline and pipeline pressure, what the price of oil or gas is, how accessible the area is, and whether the project is a developmental or wildcat prospect.

Star's working interest, is defined as interest in oil and gas that includes responsibility for all drilling, developing, and operating costs, is 15%. Star's net revenue interest, is defined as that portion of oil and gas production revenue after deduction of royalties, is 12%.

STAR WELLS AND INTERESTS

WELL NAME	WORKING INTEREST	NET REVENUE INTEREST
Ed Rachel "GC" #1	15%	12%
Ed Rachel "GC" #2	15%	12%
Ed Rachel "GC" #3A	15%	12%
Ed Rachel #2	15%	12%
Ed Rachel #5	15%	12%
Ed Rachel #6	15%	12%
Ed Rachel "TIDE" #A1	15%	12%

Competition

The oil and gas business in Texas is highly competitive. Star competes with over 1,000 independent companies, many with greater financial resources and larger staffs than those available to Star. Texas hosts approximately 40 significant independent operators including Marathon Oil, Houston Exploration Company and Newfield Exploration Company with over 9,500 smaller operations with no single producer dominating the area. Major operators such as ExxonMobil, Shell Oil, ConocoPhillips and others who are considered significant participants in the oil and gas industry retain significant interests in Texas. Star believes it can successfully compete against other independent companies by focusing its efforts on the efficient development of its leases in Texas by maximizing production without incurring a significant increase in operating costs.

Marketability

The product sold by Star, natural gas, is a commodity purchased by many distribution and retail companies. Natural gas requires transportation from point of production to the purchaser by pipeline. One hundred percent of Star's current natural gas production interest is transported by pipelines. Lewis sells all of Star's gas production interest to Houston Pipeline, Inc. The natural gas is sold on a monthly basis at a price determined by ninety three percent of the Houston Ship Price at the first day of each month. The Houston Ship Price is a natural gas pricing index based on the market price. Since acquiring the Galvan Ranch properties in June of 2003, Star's gas production has realized prices ranging from $4.26 MCF to $6.70 MCF.

Government Regulation of Exploration and Production

Star's natural gas exploration, production and related operations are subject to extensive rules and regulations promulgated by Federal and state agencies. Failure to comply with such rules and regulations can result in substantial penalties. The regulatory burden on the oil and gas industry increases Star's cost of doing business and affects its profitability. Since such rules are frequently amended or interpreted differently by regulatory agencies, Star is unable to accurately predict the future cost or impact of complying with such laws.

Star's natural gas exploration and production operations are affected by state and Federal regulation of gas production, Federal regulation of gas sold in interstate and intrastate commerce, state and Federal regulations governing environmental quality and pollution control, state limits on allowable rates of production by well or pro-ration unit and amount of gas available for sale, state and Federal regulations governing the availability of adequate pipeline and other transportation and processing facilities, and state and Federal regulation governing the marketing of competitive fuels. For example, a productive natural gas well may be "shut-in" because of an over-supply of natural gas or the lack of an available gas pipeline in the areas in which Star may conduct operations. State and Federal regulations generally are intended to prevent the waste of oil and gas, protect rights to produce oil and gas between owners in a common reservoir, control the amount of oil and gas produced by assigning allowable rates of production and control contamination of the environment. Pipelines are subject to the jurisdiction of various Federal, state and local agencies.

Many state authorities require permits for drilling operations, drilling bonds and reports concerning operations and impose other requirements relating to the exploration and production of natural gas. Such states also have ordinances, statutes or regulations addressing conservation matters, including provisions for the unitization or pooling of gas properties, the regulation of spacing, plugging and abandonment of such wells, and limitations establishing maximum rates for production. However, no Texas regulations require such production limitations with respect to Star's operations.

Environmental Regulation

The recent trend in environmental legislation and regulation has been generally toward stricter standards, and this trend will likely continue. Star does not presently anticipate that it will be required to expend amounts related to it gas production operations that are material in relation to its total capital expenditure program by reason of environmental laws and regulations, but because such laws and regulations are subject to interpretation by enforcement agencies and are frequently changed by legislative bodies, Star is unable to accurately predict the ultimate cost of such compliance in 2005.

Star is subject to numerous laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations may require the acquisition of a permit before drilling commences, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with drilling and production activities, limit or prohibit drilling activities on certain lands lying within the wilderness, wetlands, and areas containing threatened and endangered plant and wildlife species, and impose substantial liabilities for unauthorized pollution resulting from Star's operations.

The following environmental laws and regulatory programs appeared to be the most significant to Star's operations in 2004, and are expected to continue to be significant in 2005.

Clean Water and Oil Pollution Regulatory Programs
The Federal Clean Water Act ("CWA") regulates discharges of pollutants to surface waters. The discharge of crude oil and petroleum products to surface waters is also precluded by the Oil Pollution Act ("OPA"). Star's operations are inherently subject to accidental spills and releases of crude oil and drilling fluids that may give rise to liability to governmental entities or private entities under Federal, state or local environmental laws, as well as under common law. Minor spills occur from time to time during the normal course of Star's production operations. Star maintains spill prevention control and countermeasure plans for facilities that store large quantities of crude oil or petroleum products to prevent the accidental discharge of these potential pollutants to surface waters. As of December 31, 2003, Star had taken all investigative or remedial work required by governmental agencies to address potential contamination by accidental spills or discharges of crude oil or drilling fluids.

Clean Air Regulatory Programs

Star's operations are subject to the Federal Clean Air Act ("CAA"), and state implementing regulations. Among other things, the CAA requires all major sources of hazardous air pollutants, as well as major sources of certain other criteria pollutants, to obtain operating permits, and in some cases, construction permits. The permits must contain applicable Federal and state emission limitations and standards as well as satisfy other statutory and regulatory requirements. The 1990 Amendments to the CAA also established new monitoring, reporting, and record keeping requirements to provide a reasonable assurance of compliance with emission limitations and standards. Star currently obtains construction and operating permits for its compressor engines, and is not presently aware of any potential adverse claims in this regard.

Waste Disposal Regulatory Programs

Star's operations generate and result in the transportation and disposal of large quantities of produced water and other wastes classified by the Environmental Protection Agency ("EPA") as "non-hazardous solid wastes". The EPA is currently considering the adoption of a stricter disposal and clean-up standards for non-hazardous solid wastes under the Resource Conservation and Recovery Act ("RCRA"). In some instances, the EPA has already required the clean up of certain non-hazardous sold waste reclamation and disposal sites under standards similar to those typically found only for hazardous waste disposal sites. It is also possible that wastes that are currently classified as "non-hazardous" by the EPA, including some wastes generated from drilling and production, may in the future be reclassified as "hazardous wastes". Since hazardous wastes require much more rigorous and costly treatment, storage, transportation and disposal requirements, such changes in the interpretation and enforcement of the current waste disposal regulations would result in significant waste disposal expenditures for Star.

The Comprehensive Environmental Response, Compensation and Liability Act ("CERLA")

CERCLA, also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons who are considered to have caused or contributed to the release or threatened release of a "hazardous substance" into the environment. These persons include the current and past owner or operator of the disposal site or sites where the release occurred and companies that transported disposed or arranged for the disposal of the hazardous substances under the CERCLA. These persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources. Star is not presently aware of any potential adverse claims in this regard.

Texas Railroad Commission

The State of Texas has promulgated certain legislative rules pertaining to exploration, development and production of oil and gas that are administered by the Texas Railroad Commission. The rules govern permitting for new drilling, inspection of wells, fiscal responsibility of operators, bonding wells, the disposal of solid waste, water discharge, spill prevention, liquid injection, waste disposal wells, schedules that determine the procedures for plugging and the abandonment of wells, reclamation, annual reports, and compliance with state and Federal environmental protection laws. Star believes that all wells in which it has an interest are operated by Lewis in a manner that is in compliance with these rules.

Star believes that all wells in which it has an interest which are operated by Lewis are in substantial compliance with current applicable Federal, state, and local environmental laws and regulations and that continued compliance with existing requirements will not have a material effect on Star's financial position, cash flows or results of operations. There can be no assurance, however, that current regulatory requirements will not change, currently unforseen environmental incidents will not occur or past non-compliance with environmental laws or regulations will not be discovered.

Employees

Star has no employees. Star's executive officers devote only such time to the affairs of Star as they deem appropriate, which is estimated to be approximately twenty (25) hours per month. Star uses an independent operator, Lewis, to operate and manage its interests in gas production operations in Texas in addition to consultants, attorneys, and accountants as necessary.

AVAILABLE INFORMATION AND REPORTS TO SECURITIES HOLDERS

Star has filed with the Commission this registration statement on Form SB-2/A with respect to the common stock offered to be registered. This document, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information with respect to Star and its common stock, see the registration statement and the exhibits and schedules thereto. Star is a reporting company and files all reports and other information as required under the Exchange Act with the Commission. The public may read and copy, at certain prescribed rates, such material at the Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20439. The Commission maintains a website which you can access at http://www.sec.gov that contains reports, proxy, other information statements and other information regarding issuers that file electronically.

We do not anticipate that future annual reports will be voluntarily delivered to our security holders; however, on request, we will provide at no cost to each security holder copies of our annual report which will include audited financial statements. Also, we will provide, at no cost to each person who has received a registration statement, a copy of any information that is incorporated herein by reference. To request such information, call (801) 582-9609 or write to:

> Ruairidh Campbell
> Star Energy Corporation
> 1403 East 900 South
> Salt Lake City
> Utah 84105

DESCRIPTION OF PROPERTY

Star maintains limited office space on premises owned by Ruairidh Campbell, Star's chief financial officer, for which Star pays no rent. This address is 1403 East 900 South, Salt Lake City, Utah 84105 and the phone number is (801) 582-9609. Star believes that its current office space will be adequate for the foreseeable future.

Star currently realizes production from a total of 8 oil and gas wells owning a 15% working interests and 12% net revenue interests in each well. Production is limited to gas.

Net annual gas production for the period from June 2003 to the end of the period amounted to net 6,966 MCF. The average sales price over this period was approximately $5.28 per MCF. Star's average production costs over the comparable period, which include lifting costs, maintenance costs and severance taxes, were approximately $2.51 per MCF. Star owned 8 gross wells and 1.2 net wells in 2004. The wells are located on 680 gross acres, located in Webb County, Texas. The acreage is approximately 102 net acres. Star has no plans at this time to drill additional wells.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the Financial Statements and accompanying notes and the other financial information appearing elsewhere in this report. Star's fiscal year end is December 31.

Star's short term strategy is to sustain a positive net cash flow from operations and to use this net cash flow to increase proven developed reserves and production. Star intends to focus on implementing improved production practices and recovery techniques in its efforts to realize net cash flow. Star believes that it can achieve reserve and production growth through the improved exploitation of its existing inventory of wells in Texas.

Once Star sustains positive net cash flow, its long term strategy is to pursue selective acquisitions of additional oil or gas properties or exploration projects. Star will consider opportunities located in proximity to its current operations as well as other projects in North America. However, historically Star has not been able to generate sufficient cash flow from operations to sustain operations and fund necessary exploration and development costs. Therefore, there can be no assurance that the wells currently producing will provide sufficient cash flows to maintain operations. Should Star be unable to generate sufficient cash flow from existing properties, Star may have to sell certain properties or interests in such properties or seek financing through alternative sources such as the sale of its common stock. Star can provide no assurance that such efforts, if necessary, would be successful.

Star's business development strategy is prone to significant risks and uncertainties certain of which can have an immediate impact on its efforts to sustain a positive net cash flow and deter future prospects of production growth.

Star's financial condition, results of operations and the carrying value of its natural gas properties depends primarily upon the prices it receives for natural gas production and the quantity of that production. Natural gas prices historically have been volatile and are likely to continue to be volatile in the future. This price volatility can immediately affect Star's available cash flow which can in turn impact the availability of net cash flow for future capital expenditures. A drop natural gas prices could also incur a write down of the carrying value of Star's properties as can a decrease in production. Star's future success will depend on the level of gas prices and the quantity of its production. Since production leads to the depletion of gas reserves, Star's ability to develop or acquire additional economically recoverable gas reserves is vital to its future success. Unless Star can obtain such additional reserves, its current production will continue to decline which will lead to a significant reduction in revenue.

Further, estimates of reserves and of future net revenue may vary substantially depending, in part, on the assumptions made and may be subject to adjustment either up or down in the future. Actual amounts of production, revenue, taxes, development expenditures, operating expenses, and quantities of recoverable oil and gas reserves to be encountered may vary substantially from the engineer's estimates. Oil and gas reserve estimates are necessarily inexact and involve matters of subjective and engineering judgment. If these estimates of quantities, prices and costs prove inaccurate, and Star is unsuccessful in increasing its producing gas wells, and/or declines in and instability of gas prices occur, then write downs in the capitalized costs associated with its gas assets may be required. While Star believes that the estimated proved gas reserves and estimated future net revenues are reasonable, there is no assurance that certain revisions will not be made in the future.

For the fiscal year ended December 31, 2003 and the nine month period ended September 30, 2004, Star realized a net profit from operations as a result of acquiring a working and net revenue interest in eight producing wells effective June 1, 2003 as compared to the prior year fiscal year ended December 31, 2002 and nine month period ended September 30, 2003 during which time Star was either without significant operations or had barely commenced production from the Galvan Ranch wells. Star incurred an increase in general and administrative expenses over the comparative periods due to the commencement of significant operations in June of 2003. Star believes that the immediate key to its ability to sustain profitably over the near term is an increase in natural gas prices in combination with both a reduction in general and administrative expenses and production expenses. Should Star be able to realize this combination of price increases and expense decreases it will most likely continue to operate at a net profit in future periods.

Results of Operations

During the period from January 1, 2002 through December 31, 2003 and January 1, 2004 through September 30, 2004, Star was engaged in evaluating acquisition opportunities, purchasing a working interest in gas production, evaluating the operating efficiencies of the purchased wells and overseeing the operation of its gas assets by an independent operator, Lewis. The operation and maintenance of Star's natural gas operations is wholly dependent on the services provided by Lewis. While the services provided by Lewis have proven adequate, the fact that Star is dependent on the operations of a third party to maintain its operations and produce revenue can restrict its ability to sustain a net profit.

Nine Months Ended September 30,		2004		2003	Change	% Change
Average Daily Production						
Oil (bbls/day)		-		-	-	0%
Natural gas (mcf/day)		21		10	11	106%
Barrels of oil equivalent (boe/day)		3		2	2	106%
Profitability						
Petroleum and natural gas revenue	$	33,107	$	15,210	17,897	118%
Production and operating costs		12,775		5,051	7,724	153%
Field netback		20,332		10,159	10,173	100%
G&A		11,892		4,924	6,968	142%
Financing		-		-	-	0%
Net cash flow from operations		8,440		5,235	3,205	61%
Depletion, depreciation and other charges		4,575		-	4,575	0%
Future income taxes		-		-	-	0%
Net earnings from operations	$	3,865	$	5,235	(1,370)	-26%
Profitability per boe						0%
Oil and gas revenue (average selling price)		35.25		33.31	1.94	6%
Production and operating costs		13.60		11.06	2.54	23%
Field netback ($/boe)		21.65		22.25	(0.60)	-3%
Net earnings ($/boe)		4.11		5.57	(1.46)	-26%
Cash flow from operations ($/boe)		8.99		11.46	(2.48)	-22%

Years ended December 31, 2003 and 2002 and Quarters ended September 30, 2004 and 2003

Gross Revenue

Gross revenue for the three month period ended September 30, 2004 was $11,117 as compared to $15,210 for the comparable period ended September 30, 2003, a decrease of 27%. Gross revenue for the nine month period ended September 30, 2004 was $33,107 as compared to $15,210 for the comparable period ended September 30, 2003, an increase of 118%. The decrease in gross revenue over the comparative three month periods can be attributed to a decrease in gas production. The increase in gross revenue over the comparative nine month periods can be attributed to the initial realization of revenue from gas production between July and September of 2003 with the purchase of net revenue interests in eight gas producing wells situated on the Galvan Ranch, Webb County, Texas as compared to the current full nine month period of revenue.

Gross revenue for the twelve month period ended December 31, 2003 increased to $25,505 from $0 for the comparable period ended December 31, 2002.

Star expects to maintain relatively consistent gross revenues over future periods due to increases in gas prices which Star expects to offset decreasing production.

Net Profit

Net income for the three month period ended September 30, 2004 was $2,513 as compared to a net income of $9,288 for the comparable period ended September 30, 2003, a decrease of 73%. Net income for the nine month period ended September 30, 2004 was $3,865 as compared to net income of $5,235 for the comparable period ended September 30, 2003, a decrease of 26%. The decrease in net income of the comparative three and nine month periods can be attributed to a decrease in revenue and an increase in general and administrative expenses.

Net profits for the twelve month period ended December 31, 2003 were $7,503 from a net loss of $3,945 for the comparable period ended December 31, 2002, a positive change of 290%. The realization of a net operating profit is due to the generation of production revenue and the management of general and administrative expenses.

Star expects to maintain net income over future periods if gas prices remain stable or increase and general and administrative and production expenses remain consistent or decrease.

Expenses

General and administrative expenses for the three month period ended September 30, 2004 increased to $3,027 from $871 for the comparable period ended September 30, 2003, an increase of 247%. General and administrative expenses for the nine month period ended September 30, 2004 increased to $11,892 from $4,924 for the comparable period ended September 30, 2003, an increase of 141%. The increase in general administrative expenses over the three and nine months period is primarily attributed to an increase in accounting and disclosure costs expenses related to the acquisition of an interest in the Galvan Ranch wells.

General and administrative expenses for the twelve month period ended December 31, 2003 increased to $6,327 from $3,945 for the comparable period ended December 31, 2002, an increase of 60%. The increase in general administrative expenses is primarily attributed to accounting expenses related to the acquisition of an interest in the Galvan Ranch wells.

Star anticipates that general and administrative expenses will remain relatively consistent over future periods.

Depletion expenses for the three month periods ended September 30, 2004, and September 30, 2003 were $1,525 and $0 respectively. Depletion expenses for the nine month periods ended September 30, 2004, and September 30, 2003 were $4,575 and $0 respectively.

Depletion expenses for the annual periods ended December 31, 2003, and December 31, 2002 were $3,000 and $0 respectively.

Direct production expenses for the three month periods ended September 30, 2004, and September 30, 2003 were $4,052 and $5,051 respectively. Direct production expenses for the nine month periods ended September 30, 2004, and September 30, 2003 were $12,775 and $5,051 respectively. Direct production expenses include the cost of maintaining the wells, access roads, miscellaneous expenses for soap, solvent, gasoline or electricity and expenses such as those incurred in swabbing, dozer work or rig time.

Direct production expenses for the annual periods ended December 31, 2003, and December 31, 2002 were $8,675 and $0 respectively. The increase in direct production costs can be attributed to Star's acquisition of an interest in the Galvan Ranch wells in June 2003.

Star expects that direct production expenses will remain relatively consistent with gross production over future periods.

Income Tax Expense (Benefit)

Star has an income tax benefit resulting from start up costs that will offset its operating profit.

Impact of Inflation

Star believes that inflation has had a negligible effect on operations over the past three years. Star believes that it can offset inflationary increases in maintenance costs by increasing revenue and improving operating efficiencies.

Liquidity and Capital Resources

Cash flow provided by operations for the nine month period ended September 30, 2004 was $8,382 as compared to cash flow used in operations of $6,369 for the comparable period ended September 30, 2003. The transition to cash flow provided by operations from cash flow used by operations over the comparative periods is primarily attributed to revenue derived from Star's gas properties during the current nine month period as compared to the prior four month period subsequent to the commencement of revenue recognition.

Cash flow used in operations for the twelve month period ended December 31, 2003 was $63 as compared to cash flow used in operations of $50 for the comparable period ended December 31, 2002, an increase of 26%. The increase in cash flow used in operations over the comparative periods is primarily attributed to cash used to reduce payables and pre-pay production costs for the month of January 2004.

Since Star expects to maintain net income in future periods, it believes that cash flow provided by operations is indicative of future expectations of positive cash flow.

Cash flow used in investing activities for the nine month period ended September 30, 2004 was $0 as compared to $90,000 for the nine month period ended September 30, 2003. The investment activity in 2003 consisted of the acquisition of Star's interest in the Galvan Ranch wells.

Cash flow used in investing activities for the twelve month period ended December 31, 2003 was $90,000 as compared to $0 for the year ended December 31, 2002. The investment activities in 2003 related to the acquisition of eight gas producing wells on the Galvan Ranch in Webb County, Texas.

Cash flow used in financing activities was $2,500 for the nine month period ended September 30, 2004 as compared to cash flow provided by financing activities of $99,564 for the nine month periods ended September 30, 2003. Cash flow used in financing activities in the current nine month period was the repayment of related party loan. Cash flow provided by financing activities in 2003 was the result of an equity financing completed in March of 2003.

Cash flow provided by financing was $99,564 for the year ended December 31, 2003 as compared to $0 for the year ended December 31, 2002. The financing completed in March of 2003 was implemented as a means to fund Star's acquisition of the Galvan Ranch properties. Star's private placement authorized the issuance of 5,000,000 shares of common stock at a price of $0.02 per share.

Star has a working capital surplus of $19,916 as of September 30, 2004 and has funded its cash needs since inception with revenues generated from operations, debt instruments and private placements. Existing working capital and anticipated cash flow are expected to be sufficient to fund operations in 2004. However there can be no assurance that Star will generate sufficient cash flows to fund operations. Star had no lines of credit or other bank financing arrangements as of September 30, 2004. Since any earnings, if realized, are anticipated to be reinvested in operations, cash dividends are not expected to be paid in the foreseeable future. Commitments for future capital expenditures were not material at year-end. Star has no defined benefit plan or contractual commitment with any of its officers or directors.

Star has no current plans for the purchase or sale of any plant or equipment.

Star has no current plans to make any changes in the number of employees.

Critical Accounting Policies and Estimates

Accounting for Oil and Gas Property Costs. As more fully discussed in Note 1 to the Audited Financial Statements, Star (i) follows the successful efforts method of accounting for the costs of its gas properties, (ii) amortizes such costs using the units of production method, and (iii) applies a quarterly ceiling test. Adverse changes in conditions (primarily gas price declines) could result in permanent write-downs in the carrying value of gas properties as well as non-cash charges to operations that would not affect cash flows.

Estimates of Proved Oil and Gas Reserves. An independent petroleum engineer annually estimates Star's proven reserves. Reserve engineering is a subjective process that is dependent upon the quality of available data and the interpretation thereof. In addition, subsequent physical and economic factors such as the results of drilling, testing, production and product prices may justify revision of such estimates. Therefore, actual quantities, production timing, and the value of reserves may differ substantially from estimates. A reduction in proved reserves would result in an increase in depreciation, depletion and amortization expense.

Estimates of Asset Retirement Obligations. In accordance with SFAS No 143, Star makes estimates of future costs and the timing thereof in connection with recording its future obligations to plug and abandon wells. Estimated abandonment dates will be revised in the future based on changes to related economic lives, which vary with product prices and production costs. Estimated plugging costs may also be adjusted to reflect changing industry experience. Increases in operating costs and decreases in product prices would increase the estimated amount of the obligation and increase depreciation, depletion and amortization expense. Cash flows would not be affected until costs to plug and abandon were actually incurred.

Cautionary Statement Pursuant to Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995

This Form SB-2/A-2 includes certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. All statements included in this Form SB-2/A-2, other than statements of historical facts, address matters that Star reasonably expects, believes or anticipates will or may occur in the future. Such statements are subject to various assumptions, risks and uncertainties, many of which are beyond the control of Star. These forward looking statements may relate to such matters as anticipated financial performance, future revenue or earnings, business prospects, projected ventures, and similar matters. When used in this report, the words "may," "will," "expect," "anticipate," "continue," "estimate," "project," "intend," and similar expressions are intended to identify forward-looking statements within the meaning of the Securities Act and the Exchange Act regarding events, conditions, and financial trends that may affect Star's future plans of operations, business strategy, operating results and financial position. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. To comply with the terms of the safe harbor, Star cautions readers that a variety of factors could cause our actual results to differ materially from the anticipated results or other matters expressed in our forward-looking statements.

These risks and uncertainties, many of which are beyond Star's control, include (i) the sufficiency of existing capital resources and Star's ability to raise additional capital to fund cash requirements for future operations; (ii) uncertainties involved in the rate of growth or decline in Star's gas production; (iii) the ability of Star to achieve and maintain a sufficient energy reserves to fund and maintain operations; and (iv) general economic conditions. Although Star believes the expectations reflected in these forward-looking statements are reasonable, such expectations may prove to be incorrect.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Other than as disclosed below, no director, executive officer, nominee for election as a director of Star, an owner of five percent of more of Star's outstanding shares, or any member of their immediate family, has entered into any related transaction.

On December 10, 1999 Star issued 100,000 (post one for five reverse split (1:5) effective November 18, 2002) shares of common stock to Ruairidh Campbell an officer and director, at par value of $0.001, for a total of $500.

On January 12, 2000, Star issued 500,000 (post one for five reverse split (1:5) effective November 18, 2002) shares of common stock to Ruairidh Campbell in exchange for services rendered in preparing documentation related to the submission of a Form 10-SB filing with the Commission.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

No public trading market exists for Star's securities. Star has no common equity subject to outstanding purchase options or warrants. Star has no securities convertible into its common equity. Except for this offering, there is no common equity that is being, or has been publicly proposed to be, publicly registered by Star.

As of February 16, 2005, there were 6,312,500 shares of common stock outstanding, held by one hundred and four (104) shareholders of record. Upon effectiveness of this registration statement, 6,312,500 shares of Star will be eligible for sale, subject to the resale rules related to officers, directors and affiliate shareholders as mandated by the Securities Act.

Star has not paid any dividends on its common stock and does not expect to declare or pay any dividends on its common stock in the foreseeable future. Payment of any dividends will depend upon Star's future earnings, if any, its financial condition, and other factors as deemed relevant by the board of directors.

EXECUTIVE COMPENSATION

The following table provides summary information for the years 2003, 2002 and 2001 concerning cash and non-cash compensation paid or accrued by Star to or on behalf of the chief executive officer and the only other employee to receive compensation in excess of $100,000.

SUMMARY COMPENSATION TABLE

| Name and Principal Position | Year | Annual Compensation | | | Long Term Compensation | | | |
| | | | | | Awards | | Payouts | |
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)	Securities Underlying Options SARs (#)	LTIP payouts ($)	All Other Compensation ($)
Dr. Nafi Onat, Chief Executive Officer and Director	2003 2002 2001	- - -	- - -	- - -	- - -	- - -	- - -	- - -
Ruairidh Campbell Chief Financial Officer and Director	2003 2002 2001	- - -	- - -	- - -	- - -	- - -	- - -	- - -

Except as disclosed as a related transaction, as of February 16, 2005, no officer or director of Star has received any form of compensation for services rendered on our behalf, neither has any form of compensation accrued to any officer or director for such services. Although there is no current plan in existence, it is possible that we will adopt a plan to pay or accrue compensation to our officers and directors for services related to the implementation of our business plan. We have no stock option, retirement, incentive, defined benefit, actuarial, pension or profit-sharing programs for the benefit of directors, officers or other employees, but the board of directors may recommend adoption of one or more such programs in the future. We have no employment contract or compensatory plan or arrangement with any executive officer of Star.

FINANCIAL STATEMENTS

Star's unaudited financial statements for the three and nine month periods ended September 30, 2004 and September 30, 2003 and audited financial statements for the periods ended December 31, 2003 and 2002 are attached hereto as pages 32 through 36 and F-1 through F-19.

STAR ENERGY CORPORATION

FINANCIAL STATEMENTS

Nine Months Unaudited Financial Statements Ended September 30, 2004 and

Twelve Months Audited Financial Statements December 31, 2003 and 2002

STAR ENERGY CORPORATION
BALANCE SHEETS

		September 30, 2004 (Unaudited)	December 31, 2003 (Audited)
ASSETS			
Current assets:			
Cash	$	15,387	9,505
Accounts receivable		7,584	5,554
Prepaid expense		-	2,009
Total current assets		22,971	17,068
Oil and gas properties, net (successful efforts method)		84,425	89,000
Total assets	$	107,396	106,068
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Accounts payable	$	3,055	3,137
Related party payable		-	2,500
Total current liabilities		3,055	5,637
Asset retirement obligation		2,045	2,000
Stockholders' equity:			
Preferred stock, $.001 par value, 5,000,000 shares authorized, no shares issued and outstanding		-	-
Common stock, $.001 par value, 45,000,000 shares authorized, 6,312,500 shares issued and outstanding		6,312	6,312
Additional paid-in capital		102,614	102,614
Accumulated deficit		(6,630)	(10,495)
Total stockholders' equity		102,296	98,431
Total liabilities and stockholders' equity	$	107,396	106,068

The accompanying notes are an integral part of these financial statements.

STAR ENERGY CORPORATION
UNAUDITED CONDENSED STATEMENTS OF OPERATIONS

		Three Months Ended September 30,		Nine Months Ended September 30,	
		2004	2003	2004	2003
Oil and gas revenues	$	11,117	15,210	33,107	15,210
Operating expenses:					
Production costs		4,052	5,051	12,775	5,051
Depletion and amortization expense		1,525	-	4,575	-
General and administrative costs		3,027	871	11,892	4,924
				-	
		8,604	5,922	29,242	9,975
Income from operations		2,513	9,288	3,865	5,235
Provision for income taxes		-	-	-	-
Net income	$	2,513	9,288	3,865	5,235
Income per common share - basic and diluted	$	-	-	-	-
Weighted average common shares - basic and diluted		6,313,000	6,313,000	6,313,000	6,313,000

The accompanying notes are an integral part of these financial statements.

STAR ENERGY CORPORATION

UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS

		Nine Months Ended September 30,	
		2004	2003
Cash flows from operating activities:			
Net income	$	3,865	5,235
Adjustments to reconcile net income to net			
cash provided by (used in) operating activities:			
Depletion and amortization		4,575	-
Accretion expense		45	-
(Increase) decrease in :			
Accounts receivable		(2,030)	(10,159)
Prepaid expense		2,009	-
Increase (decrease) in :			
Accounts payable		(82)	(1,445)
Net cash provided by (used in) operating activities		8,382	(6,369)
Cash flows from investing activities:			
Purchase of oil and gas properties		-	(90,000)
Cash flows from financing activities:			
Decrease in related party payable		(2,500)	-
Issuance of common stock		-	99,564
Net cash provided by (used in) financing activities		(2,500)	99,564
Net increase in cash		5,882	3,195
Cash, beginning of period		9,505	4
Cash, end of period	$	15,387	3,199

The accompanying notes are an integral part of these financial statements.

STAR ENERGY CORPORATION
NOTES TO UNAUDITED FINANCIAL STATEMENTS
September 30, 2004

Note 1 - Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared by management in accordance with the instructions in Form 10-QSB and, therefore, do not include all information and footnotes required by generally accepted accounting principles and should, therefore, be read in conjunction with the Company's Form 10-KSB for the year ended December 31, 2003, filed with the Securities and Exchange Commission. These statements do include all normal recurring adjustments which the Company believes necessary for a fair presentation of the statements. The interim operations are not necessarily indicative of the results to be expected for the full year ended December 31, 2004.

Note 2 - Additional Footnotes Included By Reference

Except as indicated in Notes above, there have been no other material changes in the information disclosed in the notes to the financial statements included in the Company's Form 10-KSB for the year ended December 31, 2003, filed with the Securities and Exchange Commission. Therefore, those footnotes are included herein by reference.

STAR ENERGY CORPORATION

INDEX

INDEPENDENT AUDITORS' REPORT

To the Stockholders' and
Board of Directors of
Star Energy Corporation

We have audited the accompanying balance sheets of Star Energy Corporation, as of December 31, 2003 and 2002 and the related statements of operations, stockholders' (deficit) equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Star Energy Corporation, as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

JONES SIMKINS, P.C.
Logan, Utah
April 1, 2004

STAR ENERGY CORPORATION
BALANCE SHEETS
December 31, 2003 and 2002

ASSETS		2003	2002
Current assets:			
Cash	$	9,505	4
Accounts receivable		5,554	-
Prepaid expense		2,009	-
Total current assets	$	17,068	4
Oil and gas properties, net (successful efforts method)		89,000	-
Total assets		106,068	4

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)			
Current liabilities:			
Accounts payable	$	3,137	6,140
Related party payable		2,500	2,500
Total current liabilities		5,637	8,640
Asset retirement obligation		2,000	-
Commitments and contingencies (note 10)			
Stockholders' equity (deficit)			
Preferred stock, $.001 par value, 5,000,000 shares authorized, no shares issued and outstanding		-	-
Common stock, $.001 par value, 45,000,000 shares authorized, 6,312,500 and 1,312,500 shares issued and outstanding, respectively		6,312	1,312
Additional paid-in capital		102,614	8,050
Accumulated deficit		(10,495)	(17,998)
Total stockholders' equity (deficit)		98,431	(8,636)
Total liabilities and stockholders' equity (deficit)	$	106,068	4

The accompanying notes are an integral part of these financial statements

STAR ENERGY CORPORATION

STATEMENTS OF OPERATIONS

Years Ended December 31, 2003 and 2002

	2003	2002
Oil and gas revenues	$ 25,505	-
Operating expenses:		
Production costs	8,675	-
Depletion expense	3,000	-
General and administrative costs	6,327	3,945
	18,002	3,945
Income (loss) from operations	7,503	(3,945)
Provision for income taxes	-	-
Net income (loss)	$ 7,503	(3,945)
Loss per common share - basic and diluted	$ -	-
Weighted average common shares - basic and diluted	6,107,000	1,313,000

The accompanying notes are an integral part of these financial statements

STAR ENERGY CORPORATION

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

Years Ended December 31, 2003 and 2002

	Preferred Stock		Common Stock		Additional	Accumulated	
	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Total
Balance at January 1, 2002	-	$ -	1,312,500	$ 1,312	$ 8,050	$ (14,053)	$ (4,691)
Net loss	-	-	-	-	-	(3,945)	(3,945)
Balance at December 31, 2002	-	-	1,312,500	1,312	8,050	(17,998)	(8,636)
Issuance of common stock for cash	-	-	5,000,000	5,000	94,564	-	99,564
Net income	-	-	-	-	-	7,503	7,503
Balance at December 31, 2003	-	$ -	6,312,500	$ 6,312	$ 102,614	$ (10,495)	$ 98,431

The accompanying notes are an integral part of these financial statements

F-5

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2003 and 2002

		2003	2002
Cash flows from operating activities:			
Net income (loss)	$	7,503	(3,945)
Adjustments to reconcile net income (loss) to			
net cash used in operating activities:			
Depletion		3,000	-
Stock compensation expense		-	-
(Increase) decrease in:			
Accounts receivable		(5,554)	-
Prepaid expense		(2,009)	-
Increase (decrease) in:			
Accounts payable		(3,003)	3,895
Net cash used in operating activities		(63)	(50)
Cash flows from investing activities:			
Purchase of oil and gas properties		(90,000)	-
Net cash used in investing activities		(90,000)	-
Cash flows from financing activities:			
Issuance of common stock		99,564	-
Net cash provided by financing activities		99,564	-
Net increase (decrease) in cash		9,501	(50)
Cash, beginning of year		4	54
Cash, end of year	$	9,505	4

The accompanying notes are an integral part of these financial statements

STAR ENERGY CORPORATION
NOTES TO FINANCIALS
December 31, 2003 and 2002

Note 1 – Organization and Summary of Significant Accounting Policies

Organization

The Company was organized under the laws of the State of Nevada on December 7, 1999. The Company is primarily engaged in the business of selling oil and gas produced from its oil and gas properties, as well as acquiring, developing and selling oil and gas properties to companies located in the continental United States. The Company's principal operations began in June 2003 when it purchased an interest in eight oil and gas producing wells.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Oil and Gas Producing Activities

The Company utilizes the successful efforts method of accounting for its oil and gas producing activities. Under this method, all costs associated with productive exploratory wells and productive or nonproductive development wells are capitalized while the costs of nonproductive exploratory wells are expensed.

If an exploratory well finds oil and gas reserves, but a determination that such reserves can be classified as proved is not made after one year following completion of drilling, the costs of drilling are charged to operations. Indirect exploratory expenditures, including geophysical costs and annual lease rentals are expensed as incurred. Unproved oil and gas properties that are individually significant are periodically assessed for impairment of value and a loss is recognized at the time of impairment by providing an impairment allowance. Other unproved properties are amortized based on the Company's experience of successful drillings and average holding period. Capitalized costs of producing oil and gas properties after considering estimated dismantlement and abandonment costs and estimated salvage values, are depreciated and depleted by the units-of-production method. Support equipment and other property and equipment are depreciated over their estimated useful lives. The Company evaluates purchases for potential intangible items. However, all intangible items have been determined to be insignificant.

On the sale or retirement of a complete unit of a proved property, the cost and related accumulated depreciation, depletion and amortization are eliminated from the property accounts, and the resultant gain or loss is recognized. On the retirement or sale of a partial unit of proved property, the cost is charged to accumulated depreciation, depletion and amortization with a resulting gain or loss recognized in income.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Oil and Gas Producing Activities (continued)

On the sale of an entire interest in an unproved property for cash or cash equivalent, gain or loss on the sale is recognized, taking into consideration the amount of any recorded impairment if the property has been assessed individually. If a partial interest in an unproved property is sold, the amount received is treated as a reduction of the cost of the interest retained.

Income Taxes

Deferred income taxes are provided in amounts sufficient to give effect to temporary differences between financial and tax reporting, principally related to deferred start-up costs incurred during the Company's development stage activities prior to 2003. For income tax purposes start-up costs are deferred until the Company begins generating revenue, at which time the costs are then amortized.

Revenue Recognition

Revenue is recognized from oil sales at such time as the oil is delivered to the buyer. Revenue is recognized from gas sales when the gas passes through the pipeline at the well head. The Company believes that both oil and gas revenues should be recognized at these times because ownership of the oil and gas generally passes to the customer at these times. Management believes that this policy meets the criteria of *Staff Accounting Bulletin 101* in that there is persuasive evidence of an existing contract or arrangement, delivery has occurred, the price is fixed and determinable and collectibility is reasonably assured.

The Company does not have any gas balancing arrangements.

Earnings Per Share

The computation of basic earnings per common share is based on the weighted average number of shares outstanding during the year.

The computation of diluted earnings per common share is based on the weighted average number of shares outstanding during the year plus the common stock equivalents which would arise from the exercise of stock options and warrants outstanding using the treasury stock method and the average market price per share during the year. Common stock equivalents are not included in the diluted earnings per share calculation when their effect is antidilutive. The Company does not have any stock options or warrants outstanding at December 31, 2003 and 2002.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Stock Based Compensation

The Company accounts for stock options granted to employees under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations, and has adopted the disclosure-only provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation". If the provisions of SFAS 123 had been used, the Company's results of operations for the years ended December 31, 2003 and 2002 would not have changed from the amounts reported on the statements of operations, because the Company has never granted any stock options.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets, for impairment when events or changes in circumstances indicate that the book value of an asset may not be recoverable. The company evaluates, at each balance sheet date, whether events and circumstances have occurred which indicate possible impairment. The Company uses an estimate of future undiscounted net cash flows of the related asset or group of assets over the estimated remaining life in measuring whether the assets are recoverable.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions primarily related to oil and gas property reserves and prices, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

STAR ENERGY CORPORATION
NOTES TO FINANCIALS
December 31, 2003 and 2002

Note 2 – Oil and Gas Properties

Oil and gas properties consist of the following at December 31, 2003:

Oil and gas properties (successful efforts method)	$	90,000
Capitalized costs related to asset retirement obligation		2,000
		92,000
Less accumulated depletion and amortization		(3,000)
	$	89,000

Note 3 – Asset Retirement Obligation

During the year ended December 31, 2003, the Company adopted the provisions of SFAS 143 "Accounting for Asset Retirement Obligations" which requires entities to record the fair value of a legal liability for an asset retirement obligation in the period in which it is incurred. The Company has recognized a liability based on the present value of the estimated costs related to its obligation to plug and abandon the oil and gas wells it owns. The Company has also capitalized the costs of the liability through increasing the carrying amount of its oil and gas properties. The liability is accreted to its estimated present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, the Company will settle the obligation for its recorded amount or incur a gain or loss upon settlement.

Because the Company's oil and gas properties were acquired in June 2003, there was no cumulative effect on the adoption of SFAS 143.

Following is a reconciliation of the aggregate retirement liability associated with the Company's obligation to plug and abandon its oil and gas properties as of December 31, 2003:

Balance at beginning of year	$	-
Additional obligations incurred		2,000
Accretion expense		-
Balance at end of year	$	2,000

STAR ENERGY CORPORATION
NOTES TO FINANCIALS
December 31, 2003 and 2002

Note 3 – Asset Retirement Obligation (continued)

Based on an engineering estimate of the retirement liability, reserves, and productive life of the wells as of December 31, 2003, the depreciation and accretion expense for 2003 was considered insignificant.

Note 4 – Income Taxes

The difference between income taxes at statutory rates and the amount presented in the financial statements is a result of the following:

		Years Ended December 31,	
		2003	2002
Income tax (expense) benefit at statutory rate	$	(1,000)	1,000
Change in valuation allowance		1,000	(1,000)
	$	-	-

Deferred tax assets are as follows at December 31:

		2003	2002
Start-up costs	$	2,000	3,000
Valuation allowance		(2,000)	(3,000)
	$	-	-

A valuation allowance has been recorded for the full amount of the deferred tax asset because it is more likely than not that the deferred tax asset will not be realized.

Note 5 – Supplemental Cash Flow Information

The Company paid no amounts for interest or income taxes during the years ended December 31, 2003 and 2002.

During the year ended December 31, 2003, the Company capitalized costs and recorded an asset retirement obligation in accordance with the implementation of SFAS No. 143 of $2,000, (see note 3).

Note 6 – Related Party Transactions

At December 31, 2003 and 2002, the Company has a related party payable of $2,500 due to an officer of the Company. The payable is unsecured, non-interest bearing and due on demand.

Note 7 – Stock Plan

The Company has adopted a benefit plan (the Plan). Under the Plan, the Company may issue shares of the Company's common stock or grant options to acquire the Company's common stock from time to time to employees, directors, officers, consultants or advisors of the Company on the terms and conditions set forth in the Plan. In addition, at the discretion of the Board of Directors, stock may from time to time be granted under this Plan to other individuals, including consultants or advisors, who contribute to the success of the Company but are not employees of the Company. As of December 31, 2003 and 2002, no stock options had been issued under this plan.

Note 8 – Fair Value of Financial Instruments

The Company's financial instruments consist of cash, receivables, and payables. The carrying amount of cash, receivables, and payables approximates fair value because of the short-term nature of these items.

Note 9 – Reverse Common Stock Split

Effective November 18, 2002, the Company approved a 1-for-5 reverse common stock split. All common share amounts and per share information have been retroactively adjusted to reflect this common stock split in the accompanying financial statements.

Note 10 – Commitments and Contingencies

Risks and Uncertainties

The Company's oil and gas reserves are continually declining, which will eventually result in a reduction of the amount of oil and gas produced, oil and gas revenues and cash flows. The Company plans to replace reserves through both drilling and acquisitions, however, there is no assurance that oil and gas reserves can be located through drilling or acquisition or that even if reserves are located, that such reserves will allow the recovery of all or part of the investment made by the Company to obtain these reserves.

Note 10 – Commitments and Contingencies (continued)

The Company's carrying cost of its oil and gas properties are subject to possible future impairment based on the estimated future cash flows of these properties. These estimated future cash flows are in turn subject to oil and gas prices that are subject to fluctuations and, as a consequence, no assurance can be given that oil and gas prices will decrease, increase or remain stable.

Environmental Regulation

Various federal, state and local laws and regulations covering discharge of materials into the environment, or otherwise relating to the protection of the environment, may affect the Company's operations and the costs of its oil and gas exploitation, development and production operations. The Company does not anticipate that it will be required in the near future to expend amounts material in relation to the financial statements taken as a whole by reason of environmental laws and regulations. Because these laws and regulations are constantly being changed, the Company is unable to predict the conditions and other factors, over which it does not exercise control, that may give rise to environmental liabilities affecting the Company.

Note 11 – Recent Accounting Pronouncements

In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This new statement changes the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity or classifications between liabilities and equity in a section that has been known as "mezzanine capital." It requires that those certain instruments be classified as liabilities in balance sheets. Most of the guidance in SFAS 150 is effective for all financial instruments entered into or modified after May 31, 2003. The adoption of SFAS 150 did not have any impact on the Company's financial statements.

In April 2003, the FASB issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". This Statement is effective for contracts entered into or modified after June 30, 2003, with certain exceptions, and for hedging relationships designated after June 30, 2003, with certain exceptions. The adoption of SFAS did not have any effect on the Company's financial statements.

Note 11 – Recent Accounting Pronouncements (continued)

In January 2003, the FASB issued Interpretation 46, "Consolidation of Variable Interest Entities" (FIN 46), which addresses consolidation by business enterprises of variable interest entities. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements", to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company has not identified and does not expect to identify any variable interest entities that must be consolidated. Company has not identified and does not expect to identify any variable interest entities that must be consolidated.

In December 2002, the Financial Accounting Standards Board issued SFAS 148 "Accounting for Stock-Based Compensation - Transition and Disclosure – an amendment of FASB Statement 123," which is effective for all fiscal years ending after December 15, 2002. SFAS 148 provides alternative methods of transition for a voluntary change to fair value based method of accounting for stock-based employee compensation under SFAS 123 from intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion 25. SFAS 148 also changes the disclosure requirement of SFAS 123, requiring a more prominent disclosure of the pro-forma effect of the fair value based method of accounting for stock-based compensation. The adoption of SFAS 148 by the Company did not have any impact on the Company's financial statements and is not expected to have any impact on future operations.

STAR ENERGY CORPORATION
SCHEDULE OF SUPPLEMENTARY
ON OIL AND GAS OPERATIONS
December 31, 2003

Capitalized Costs Relating to Gas Producing Activities

Proved oil and gas properties and related equipment	$	90,000
Unproved oil and gas properties		-
Capitalized costs related to asset retirement obligation		2,000
Subtotal		92,000
Accumulated depreciation, depletion and amortization and valuation allowances		(3,000)
	$	89,000

Costs Incurred in Oil and Gas Acquisition, Exploration and Development Activities

Acquisition of properties:		
Proved	$	92,000
Unproved	$	-
Exploration costs	$	-
Development costs	$	-

Results of Operations for Producing Activities

Oil and gas – sales	$	25,505
Production costs net of reimbursements		(8,675)
Exploration costs		-
Depreciation, depletion and amortization and valuation provisions		(3,000)
Net income before income taxes		13,830
Provision for income taxes		(2,000)
Results of operations from producing activities (excluding corporate overhead and interest costs)	$	11,830

Reserve Quantity Information (Unaudited)

The estimated quantities of proved oil and gas reserves disclosed in the table below are based upon on appraisal of the proved developed properties by H. Ilkin Bilgesu Ph.D., P.E. Such estimates are inherently imprecise and may be subject to substantial revisions.

All quantities shown in the table are proved developed reserves and are located within the United States.

	Oil (bbls)	Gas (mcf)
Proved developed and undeveloped reserves:		
Beginning of year	-	-
Revision in previous estimates	-	-
Discoveries and extension	-	-
Purchase in place	-	168,709
Production	-	(5,048)
Sales in place	-	-
End of year	-	163,661

All of the Company's reserves are proved developed reserves.

Standardized Measure of Discounted Future Net Cash Flows and Changes Therein Relating to Proved Oil and Gas Reserves (Unaudited)

Future cash inflows	$	817,000
Future production and development costs		(546,000)
Future asset retirement obligation		(4,000)
Future income tax expenses		(53,000)
		214,000
10% annual discount for estimated timing of cash flows		(112,000)
Standardized measure of discounted future net cash flows	$	102,000

The preceding table sets forth the estimated future net cash flows and related present value, discounted at a 10% annual rate, from the Company's proved reserves of oil, condense and gas. The estimated future net revenue is computed by applying the year end prices of oil and gas (including price changes that are fixed and determinable) and current costs of development production to estimated future production assuming continuation of existing economic conditions. The values expressed are estimates only, without actual long-term production to base the production flows, and may not reflect realizable values or fair market values of the oil and gas ultimately extracted and recovered. The ultimate year of realization is also subject to accessibility of petroleum reserves and the ability of the Company to market the products.

Changes in the Standardized Measure of
Discounted Future Cash Flows (Unaudited)

Balance, beginning of year	$	-
Sales of oil and gas produced net of production costs		(18,000)
Net changes in prices and production costs		-
Extensions and discoveries, less related costs		-
Purchase and sales of minerals in place		120,000
Revisions of estimated development costs		-
Revisions of previous quantity estimate		-
Accretion of discount		-
Net changes in income taxes		-
Balance, end of year	$	102,000

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Star has had no changes in or disagreements with its accountants, as to accounting or financial disclosure over the two most recent fiscal years.

PART II--INFORMATION NOT REQUIRED IN REGISTRATION STATEMENT

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Star's articles of incorporation, article 8, filed by incorporation as exhibit 3(i) hereto, provide that it must indemnify its directors and officers to the fullest extent permitted under Nevada law against all liabilities incurred by reason of the fact that the person is or was a director or officer of Star or a fiduciary of an employee benefit plan, or is or was serving at the request of Star as a director or officer, or fiduciary of an employee benefit plan, of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.

The bylaws, section 6.09, of Star, filed by incorporation as Exhibit 3(ii), provide that it will indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings against them on account of their being or having been directors or officers of Star, absent a finding of negligence or misconduct in office. The bylaws also permit it to maintain insurance on behalf of its officers, directors, employees and agents against any liability asserted against and incurred by that person whether or not Star has the power to indemnify such person against liability for any of those acts.

The effect of these provisions is potentially to indemnify Star's directors and officers from all costs and expenses of liability incurred by them in connection with any action, suit or proceeding in which they are involved by reason of their affiliation with Star. Pursuant to Nevada law, a corporation may indemnify a director, provided that such indemnity will not apply on account of:
• acts or omissions of the director finally adjudged to be intentional misconduct or a knowing violation of law
• unlawful distributions
• any transaction with respect to which it was finally adjudged that such director personally received a benefit in money, property, or services to which the director was not legally entitled.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The securities are being registered in connection with the public offering of 6,312,500 shares of our common stock, and all of the following expenses will be borne by Star. The amounts set forth are estimates except for the Commission registration fee:

Expense	Amount to be Paid
Commission registration fee	$ 13.60
Attorneys' fees and expenses	5,000.00
Accountants' fees and expenses	2,500.00
Transfer agent's, registrar's fees and expenses	1,786.40
Total	$10,000.00

RECENT SALES OF UNREGISTERED SECURITIES

Set forth below is information regarding the issuance and sales of Star securities without registration since its formation. No such sales involved the use of an underwriter and no commissions were paid in connection with the sale of any securities.

On December 10, 1999 the Star issued 1,000,000 (pre-reverse split) shares of common stock to Ruairidh Campbell (500,000) and Richard Surber (500,000), then officers and directors of Star, at par value of $0.001 for a total of $1,000. Star relied on exemptions provided by Section 4(2) of the Securities Act. Star made this offering based on the following factors: (1) the issuance was an isolated private transaction by Star which did not involve a public offering; (2) there were only two offerees who were officers and directors of Star on the date of issuance; (3) the offerees committed to hold the stock for at least one year; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offerees and Star.

On December 16, 1999, Star completed a private placement of 35,500 (pre-reverse) shares of common stock to 71 non-U.S. persons at a purchase price of $0.01 per share. Star relied on exemptions provided by Regulation S of the Securities Act, for the issuance of the 35,500 (pre-reverse) shares of common stock to these non-U.S. persons.

Regulation S provides generally that any offer or sale that occurs outside of the United States is exempt from the registration requirements of the Securities Act, provided that certain conditions are met. Regulation S has two safe harbors. One safe harbor applies to offers and sales by issuers, securities professionals involved in the distribution process pursuant to contract, their respective affiliates, and persons acting on behalf of any of the foregoing (the "issuer safe harbor"), and the other applies to resales by persons other than the issuer, securities professionals involved in the distribution process pursuant to contract, their respective affiliates (except certain officers and directors), and persons acting on behalf of any of the forgoing (the "resale safe harbor"). An offer, sale or resale of securities that satisfied all conditions of the applicable safe harbor is deemed to be outside the United States as required by Regulation S. The distribution compliance period for shares sold in reliance on Regulation S is one year.

Star has complied with the requirements of Regulation S by having no directed selling efforts made in the United States, by selling only to buyers who were outside the United States at the time the buy orders originated, ensuring that each person is a non-U.S. person with an address in a foreign country and having each person make representation to Star certifying that he or she is not a U.S. person and is not acquiring the securities for the account or benefit of a U.S. person other than persons who purchased securities in transactions exempt from the registration requirements of the Securities Act; and also agrees only to sell the securities in accordance with the registration provisions of the Securities Act or an exemption therefrom, or in accordance with the provisions of Regulation S.

On January 12, 2000, Star issued 5,007,000 (pre-reverse) shares of common stock to Ruairidh Campbell (2,500,000), Richard Surber (2,500,000), Susan Santage (5,000) and Kevin Schillo (2,000), valued at par ($0.001) for services rendered in reliance upon the exemptions provided by Section 4(2) of the Securities Act. Star made this offering based on the following factors: (1) the issuance was an isolated private transaction by Star which did not involve a public offering; (2) there were only four offerees who were consultants to, directors or officers of Star; (3) the offerees committed to hold the stock for at least one year; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offerees and Star.

On March 31, 2003 Star completed the private placement of 5,000,000 (post-reverse) shares of common stock to twenty seven individuals, ten of which reside in the United States, seventeen of which reside outside of the United States, at $0.02 a share for a total of $100,000 pursuant to the terms of subscription agreements, that rely on exemptions provided by Regulation S and Section 4(2) of the Securities Act of 1933 ("Securities Act"), as amended.

The Star made these offerings based on the following factors: (1) the issuances were isolated private transactions by Star which did not involve a public offering; (2) there were twenty seven offerees that were issued Star's stock for cash; (3) the offerees stated their intention not to resell the stock and have continued to hold it since it was acquired; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations that lead to the issuance of the stock took place directly between the offerees and Star.

Star complied with the requirements of Regulation S by having no directed selling efforts made in the United States, by selling only to buyers who were outside the United States at the time the buy orders originated, and ensuring that each person is a non-U.S. person with an address in a foreign country.

All stock certificates issued exhibit restrictive legends in accordance with the rules and regulations of the Securities Act.

INDEX TO EXHIBITS

EXHIBIT NO.	PAGE NO.	DESCRIPTION
3(i)(a)	*	Articles of Incorporation of Star (incorporated by reference from the Form 10-SB filed with the Securities and Exchange Commission on February 3, 2000).
3(i)(b)	*	Amended Articles of Incorporation of Star (incorporated by reference from the Form 10-KSB filed with the Securities and Exchange Commission on March 11, 2003).
3(ii)	*	Bylaws of Star (incorporated by reference from the Form 10-SB filed with the Securities and Exchange Commission on February 3, 2000).
5	43	Opinion Letter of Gerald Einhorn, Esq. dated February 16, 2005.
10(i)	*	Assignment and Bill of Sale between the Star and Monument Resources, Inc. in connection with that acquisition of the Galvan Ranch wells interest (incorporated by reference from the Form 10-QSB filed with the Securities and Exchange Commission on July 17, 2003).
10(ii)	*	Operating Agreement pursuant to which Lewis Petro Properties, Inc. operates the Star Energy interests in the Galvan Ranch Wells dated April 1, 1994 (incorporated by reference from the Form SB-2 filed with the Securities and Exchange Commission on December 21, 2004).
14	*	Code of Ethics adopted March 1, 2004(incorporated by reference from the 10-KSB filed with the Securities and Exchange Commission on April 14, 2004).
23(i)	44	Consent of Certified Public Accountant dated January 31, 2005
23(ii)	43	Consent of Counsel (See Exhibit 5)

* Incorporated by reference from previous filings of Star.

UNDERTAKINGS

Star hereby undertakes that it will:

- File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

- Include any prospectus required by section 10(a)(3) of the Securities Act;

- Reflect in the prospects any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and

- Include any additional or changed material information on the plan of distribution.

- File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

- For determining liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of the registration statement pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

- For determining liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and the offering of such securities at the time as the initial bona fide offering of those securities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Star, pursuant to the foregoing provisions, or otherwise, Star has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

In the event a claim for indemnification against such liabilities, other than payment by Star of expenses incurred or paid by a director, officer or controlling person of Star in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, Star will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act, Star certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2/A-2 and authorized this registration statement to be signed on its behalf by the undersigned, hereunto duly authorized, in Salt Lake City, Utah, on February 16, 2005.

Star Energy Corporation

By: /s/ Dr. Nafi Onat
Dr. Nafi Onat, Chief Executive Officer

By: /s/ Ruairidh Campbell
Ruairidh Campbell, Chief Financial Officer

In accordance with the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates stated.

SIGNATURE	TITLE	DATE
/s/ Dr. Nafi Onat Dr. Nafi Onat	Chief Executive Officer, and Director	February 16, 2005
/s/ Ruairidh Campbell Ruairidh Campbell	Chief Financial Officer and Director	February 16, 2005

EXHIBIT 5, 23(ii)


Gerald Einhorn
1751 East Oakridge Drive
Salt Lake City, Utah 84106
Telephone (801) 575-8073, Ext. 102
Facsimile (801) 575-8092


February 16, 2005

Star Energy Corporation
1403 East 900 South
Salt Lake City, Utah 84105

Gentlemen,

I am an attorney at law, admitted to practice in the State of New York, and have been requested to provide an opinion in respect to Nevada law as to whether Star Energy Corporation ("Star") has legally issued 6,312,500 shares of fully paid and non-assessable common stock in accordance with the corporate law of the State of Nevada.

In this connection I have examined the following documents provided by you:

1. Articles of Incorporation filed December 10, 1999.
2. Certificate of Amendment to Articles of Incorporation filed November 21, 2002.
3. Portions of the Corporate Registration Statement filed by Star under the Securities Act of 1933, as amended.
4. An Offshore Securities Purchase Agreement and a Subscription Agreement (the "representative Agreements"), which are understood to be representative of all agreements signed by Star and the purchasers of the above described shares.
5. Minutes and Resolutions of organizational meeting dated December 10, 1999.
6. Two Unanimous Written Consents dated December 16, 1999.
7. Unanimous Written Consent dated December 22, 1999.
8. Unanimous Written Consent dated January 12, 2000.
9. Unanimous Written Consent dated March 28, 2001.
10. Unanimous Written Consent dated April 16, 2001.
11. Shareholders Action in lieu of Extraordinary Special Meeting dated November 18, 2002.
12. Unanimous Written Consent dated November 25, 2002.
13. Unanimous Written Consent dated May 9, 2003.

In addition, I have obtained from the Nevada Secretary of State a Corporate Information form which discloses the status of Star as of today's date.

Based upon the foregoing documents and my opinion as to Nevada corporate law, as legislated within the Nevada Revised Statutes pertaining to private corporations (NRS 78.010-.795), I conclude the following:

1. Star was incorporated on December 10, 1999 in accordance with the law of the State of Nevada and is in good standing.

2. Star is authorized to issue 45 million shares of common stock, par value $0.001. The issuance of 6,312,500 shares is therefore within the limits of its legal authorization.
3. There is no restriction or control of share ownership or transfer in the Articles or Bylaws, of the types contemplated by NRS 78.242 (rights of refusal/mandatory purchases) or 78.267 (preemptive rights). Similarly the representative Agreements contain no such restrictions on ownership or transfer. It is therefore my opinion that ownership or transfer of the issued stock will not be subject to either type of restriction.
4. NRS 78.275 states generally that corporate stock may be assessable. This section has been construed not to apply when stock is issued as fully paid and non-assessable. The representative Agreements and related Board of Directors resolutions provide that the stock is deemed to be fully paid and non-assessable, upon issuance. Therefore, it is my opinion, that under Nevada corporate law, Star's 6,312,500 issued and outstanding shares are legally issued, fully paid and non-assessable.

The following qualification and conditions apply to this opinion:

1. This opinion does not address the legality of any transaction other than the issuance and transfer of the stock which is presently outstanding.
2. This opinion does not address Star's compliance with the Securities Act of 1933 or with the securities laws of any other jurisdiction.
3. This opinion does not address Star's financial condition, its future prospects or the present and future value of its stock.
4. This opinion does not address the reasonableness or adequacy of any consideration paid for the issuance of its stock. Rather, the opinion assumes that Star received full payment of agreed consideration, which had a value in excess of the par value of the stock.
5. This opinion assumes that all documents forming the basis of the opinion are genuine and have not been since modified or replaced.
6. This opinion assumes that there is no agreement amongst shareholders which creates a restriction on ownership or transfer of stock of the type contemplated by NRS 78.242 or 78.267.
7. This opinion does not address the accuracy of Star's stock books or other ownership records, or any question of stock ownership or title.

You may attach this opinion as an exhibit to your Registration Statement filed with the U.S. Securities and Exchange Commission.

Sincerely,

/s/ Gerald Einhorn
Gerald Einhorn

EXHIBIT 23(ii)

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

We consent to the use in this Registration Statement on Form SB-2/A of our report dated April 1, 2004, relating to the financial statements of Star Energy Corporation, and to the reference to our Firm under the caption "Experts".

JONES SIMKINS, P.C.
Logan, Utah
January 31, 2005